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                          October 4, 2022

       J. Kevin Judice
       Chief Executive Officer
       DICE Therapeutics, Inc.
       400 East Jamie Court, Suite 300
       South San Francisco, CA 94080

                                                        Re: DICE Therapeutics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 3,
2022
                                                            File No. 333-267702

       Dear J. Kevin Judice:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lauren
Hamill at 303-844-1008 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Chelsea Anderson